July 17, 2024
Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Tony Watson, Joel Parker

Re:	Bloomin’ Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 28, 2024
File No. 001-35625

Ladies and Gentlemen:

The purpose of this letter is to provide the response of Bloomin’ Brands, Inc. (the “Company”) to the comments set forth in the letter, dated July 12, 2024 from staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission. For your convenience, the Staff’s comments have been reproduced in their entirety followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Net Income and Adjusted Diluted Earnings Per Share Non-GAAP Reconciliations,

1.We note your response to prior comment 1. Your non-GAAP share adjustments appear to have the effect of changing the antidilutive provisions of FASB ASC 260-10-45 and are therefore considered individually tailored. Please revise your future disclosure to remove the adjustments made to exclude the dilutive effect of the shares to be issued upon conversion of the 2025 Notes. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company confirms that it will remove the non-GAAP share adjustments made to exclude the dilutive effect of the shares to be issued upon conversion of the 2025 Notes within its future earnings releases and Management’s Discussion and Analysis of Financial Condition and Results of Operations in its periodic filings.

For the Staff’s reference, below is an illustration of the revised disclosure that will be provided using the amounts in the Company’s most recent Form 10-Q filing.

Adjusted Net Income and Adjusted Diluted Earnings Per Share Non-GAAP Reconciliations - The following table reconciles Net (loss) income attributable to Bloomin’ Brands to adjusted net income and adjusted diluted earnings per share for the periods indicated:

	THIRTEEN WEEKS ENDED
(in thousands, except per share data)	MARCH 31, 2024	MARCH 26, 2023
Net (loss) income attributable to Bloomin’ Brands	$(83,872)	$91,311
Adjustments:
Income from operations adjustments (1)	12,955	—
Loss on extinguishment of debt (2)	135,797	—
Total adjustments, before income taxes	148,752	—
Adjustment to provision for income taxes (3)	(1,366)	—
Net adjustments	147,386	—
Adjusted net income	$63,514	$91,311

Diluted (loss) earnings per share	$(0.96)	$0.93
Adjusted diluted earnings per share (4)(5)	$0.67	$0.93

Diluted weighted average common shares outstanding (5)	87,024	98,011
Adjusted diluted weighted average common shares outstanding (4)(5)	95,376	98,011
_________________
(1)See the Adjusted Income from Operations Non-GAAP Reconciliations table above for details regarding Income from operations adjustments.
(2)Includes losses in connection with the 2025 Notes Partial Repurchase. See Note 9 - Convertible Senior Notes of the Notes to Consolidated Financial Statements for additional details.
(3)Includes the tax effects of non-GAAP adjustments determined based on the nature of the underlying non-GAAP adjustments and their relevant jurisdictional tax rates for all periods presented. The primary difference between GAAP and adjusted effective income tax rates relates to certain non-deductible losses and other tax costs associated with the 2025 Notes Partial Repurchase.
(4)Adjusted diluted weighted average common shares outstanding for the thirteen weeks ended March 31, 2024 and March 26, 2023, were calculated including the effect of 4,321 and 4,831 dilutive securities, respectively, for outstanding 2025 Notes and the effect of 3,132 and 3,108 dilutive securities, respectively, for the Warrant Transactions, as defined below. In connection with the offering of the 2025 Notes, we entered into convertible note hedge transactions (the “Convertible Note Hedge Transactions”) and concurrently entered into warrant transactions relating to the same number of shares of our common stock (the “Warrant Transactions”). If the Company’s stock price is in excess of the conversion price of the 2025 Notes ($11.05 and $11.49 as of March 31, 2024 and March 26, 2023, respectively) the Convertible Note Hedge Transactions deliver shares to offset dilution from the 2025 Notes up to the strike price of the Warrant Transactions ($15.47 and $16.08 as of March 31, 2024 and March 26, 2023, respectively). Adjusted diluted earnings per share and adjusted diluted weighted average common shares outstanding for the thirteen weeks ended March 31, 2024 and March 26, 2023 have been recast to remove the 4,321 and 4,831 share benefit, respectively, of the Convertible Note Hedge Transactions which was previously included as a non-GAAP share adjustment.
(5)Due to a GAAP net loss, antidilutive securities are excluded from diluted weighted average common shares outstanding for the thirteen weeks ended March 31, 2024. However, considering the adjusted net income position, adjusted diluted weighted average common shares outstanding incorporates securities that would have been dilutive for GAAP.

If you have any questions or additional comments with respect to this response, please contact the undersigned by phone at (813) 282-1225 or by email at michaelhealy@bloominbrands.com.

Very truly yours,

/s/ W. Michael Healy
W. Michael Healy
Executive Vice President and Chief Financial Officer